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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43631



FEB 27 2002
340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chartwell Capital Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 Isle of Capri
(No. and Street)

Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles J Thayer Chairman 954-779-7682
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Buetow LeMastus & Dick PLLC
(Name — *if individual, state last, first, middle name*)

1510 PNC Plaza 500 West Jefferson (Address) Louisville (City) Ky (State) 40202 (Zip Code)

3/11/02 PW

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles J Thayer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chartwell Capital Ltd, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

OFFICIAL NOTARY SEAL
BRAD SHELDON BUTLER
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC937717
MY COMMISSION EXP. MAY 17,2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTWELL CAPITAL, LTD.

Financial Statements
With Independent Auditors' Report Thereon,
Together With Independent Auditors' Supplementary
Report on Internal Accounting Control

December 31, 2001 and 2000

CHARTWELL CAPITAL, LTD.

Table of Contents

	Page(s)
Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-9
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	10-11



BUETOW, LEMASTUS & DICK
PLLC

Independent Auditors' Report

The Stockholder
Chartwell Capital, Ltd.:

We have audited the accompanying balance sheets of Chartwell Capital, Ltd. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chartwell Capital, Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Buetow, LeMastus & Dick PLLC

Louisville, Kentucky
February 7, 2002

1510 PNC PLAZA 500 W. JEFFERSON LOUISVILLE, KENTUCKY 40202
502.568.6533 FAX 502.568.6354

CHARTWELL CAPITAL, LTD.

Statements of Financial Condition

December 31, 2001 and 2000

Assets	2001	2000
Cash, including interest bearing deposit of $314,510 and $461,580 respectively	$ 345,345	469,526
Accounts receivable	27,760	500
Marketable securities, at market value (note 2)	234,072	150,926
Not readily marketable security (note 3)	418,900	318,900
Total assets	$1,026,077	939,852
Liabilities and Stockholder's Equity		
Accounts payable	$ 10,777	50
Total liabilities	10,777	50
Stockholder's equity (note 4)		
Common stock, no par value, $100 stated value 1,000 shares authorized; 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	130,538	130,538
Retained earnings	874,762	799,264
Total stockholder's equity	1,015,300	939,802
Total liabilities and stockholder's equity	$1,026,077	939,852

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Operations

Years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Advisory fees	$ 117,078	46,570
Securities gains	49,963	-
Interest and dividends	11,175	21,865
Other	360	-
Total revenues	178,576	68,435
Expenses:		
Employee compensation	23,314	-
Securities losses	-	11,028
Travel	17,322	8,761
Professional fees	21,000	34,250
Delivery and communications	8,742	7,455
Contributions	2,000	-
Other	5,700	7,356
Total expenses	78,078	68,850
Net income (loss)	$ 100,498	(415)

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common Stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balances at January 1, 2000	100	$ 10,000	$ 80,538	$ 799,679	$ 890,217
Net loss	-	-	-	(415)	(415)
Capital contribution	-	-	50,000	-	50,000
Balances at December 31, 2000	100	10,000	130,538	799,264	939,802
Net income	-	-	-	100,498	100,498
Cash dividend paid	-	-	-	(25,000)	(25,000)
Balances at December 31, 2001	100	$ 10,000	$ 130,538	$ 874,762	$ 1,015,300

See accompanying notes to financial statements.

CHARTWELL CAPITAL, LTD.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income (loss)	$	100,498	(415)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Securities (gains) losses		(49,963)	11,028
Increase in accounts receivable		(27,260)	(500)
Increase in accounts payable		10,727	50
Net cash provided by operating activities		34,002	10,163
Cash flows from investing activities:			
Proceeds from sales of investment securities		19,339	67,019
Purchases of investment securities		(152,522)	(218,900)
Net cash used in investing activities		(133,183)	(151,881)
Cash flows from financing activities:			
Capital contribution		-	50,000
Dividends paid		(25,000)	-
Net cash provided by (used in) financing activities		(25,000)	50,000
Net decrease in cash		(124,181)	(91,718)
Cash at beginning of year		469,526	561,244
Cash at end of year	$	345,345	469,526

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

General

Chartwell Capital, Ltd. (the Company) is a financial services firm providing investment research, investment banking and financial advisory and management consulting services to institutional clients. The Company is registered as a broker-dealer with the National Association of Securities Dealers (NASD); however, the Company invests only for its own account and does not maintain customer accounts.

The accounting and reporting policies of the Company conform to generally accepted accounting principles. The Company is on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized as services are billed. The Company also includes reimbursable travel expenses as a component of revenue.

Marketable Securities

Marketable securities are carried at market value.

Not Readily Marketable Securities

Securities not readily marketable are stated at fair value as determined by the stockholder.

Income Taxes

The stockholder of Chartwell Capital, Ltd. has elected to be treated as a small business corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded on the Company's financial statements.

(Continued)

(2) Marketable Securities

Marketable securities consist of the following common stocks:

	December 31, 2001			December 31, 2000		
	Market Value	Cost	Shares	Market Value	Cost	Shares
Investment securities:						
Mid America Bancorp	$ 57,362	24,139	1,733	$ 39,426	24,139	1,683
National City Corp.	58,480	25,325	2,000	57,500	25,325	2,000
Office Depot, Inc.	18,540	11,270	1,000	7,125	11,270	1,000
Republic Bancshares, Inc.	91,000	100,410	7,000	46,875	75,020	5,000
Humboldt Bancorp	8,690	10,333	1,100	-	-	-
	$ 234,072	$ 171,477		$ 150,926	$ 135,754	

(3) Not Readily Marketable Security

Securities not readily marketable include investment securities (*a*) for which there is no market on a securities exchange or no independent publicly quoted market, (*b*) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (*c*) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001 and 2000, these securities at estimated fair values were $418,900 and $318,900 respectively.

(4) Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the NASD, which requires that the Company maintain minimum net capital, as defined, of $100,000 and that aggregate indebtedness, as defined by the NASD, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

(Continued)

(4) Net Capital Rule (continued)

A computation as of December 31, 2001 and 2000 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

	2001	2000
Aggregate indebtedness	$ 10,777	50
Net capital:		
Credit items:		
Common stock	$ 10,000	10,000
Additional paid-in capital	130,538	130,538
Retained earnings	874,762	799,264
	1,015,300	939,802
Less:		
Not readily marketable security	(418,900)	(318,900)
Other nonliquid assets	(27,760)	(500)
	568,640	620,402
Haircuts on securities:		
Common stocks	(35,111)	(22,639)
Municipal securities	(22,016)	(32,311)
Undue concentrations	(5,438)	-
	(62,565)	(54,950)
Net capital	$ 506,075	565,452
Ratio of aggregate indebtedness to net capital	.0213	-

(5) FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17a-5 (FOCUS report) as of December 31, 2001.

(6) Related Party Transactions

The stockholder furnishes the Company with office facilities and certain furniture and equipment at no cost.

No legal fees were paid for the year ended December 31, 2001. The Company paid legal fees of $18,000 for the year ended December 31, 2000 to a law firm of which one partner is related to the stockholder of the Company.

(7) Schedules

No supporting schedules are included herewith, since the information required therein under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable.



BUETOW, LEMASTUS & DICK
PLLC

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

The Stockholder
Chartwell Capital, Ltd.:

In planning and performing our audit of the financial statements of Chartwell Capital, Ltd. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

1510 PNC PLAZA 500 W. JEFFERSON LOUISVILLE, KENTUCKY 40202
502.568.6533 FAX 502.568.6354

practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

* * * * * * *

This report is intended solely for the information and use of the management of Chartwell Capital, Ltd. and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buetow, LeMaster & Dick PLLC

Louisville, Kentucky
February 7, 2002